Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

February 12, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tradeweb Markets Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially Submitted December 20, 2018

CIK No. 0001758730

Ladies and Gentlemen:

This letter sets forth the response of Tradeweb Markets Inc. (the “Company”) to the comment letter, dated February 5, 2019, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (“Amendment No. 1”), confidentially submitted on December 20, 2018. This letter is being submitted confidentially with Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”). In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response set out below the comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

1.	Please refer to comment 2. We note that while you have updated your filing to include financial statements for the nine months ended September 30, 2018 and 2017, you have not included a discussion of your financial condition and changes in financial condition for each period presented. As a result, please revise the Management’s Discussion and Analysis section of your filing as required by Item 303 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has accordingly revised its disclosure on pages 114 and 115 of Amendment No. 2.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Lee Olesky (Tradeweb Markets Inc.)

Douglas Friedman (Tradeweb Markets Inc.)

Robert Warshaw (Tradeweb Markets Inc.)
Michael Kaplan (Davis Polk & Wardwell LP)